UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MONROE CAPITAL INCOME PLUS CORPORATION

(Name of Subject Company (Issuer))

MONROE CAPITAL INCOME PLUS CORPORATION
(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

Theodore L. Koenig

Chief Executive Officer

311 South Wacker Drive, Suite 6400

Chicago, Illinois 60606

(312) 258-8300

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

Copy to:

Steven B. Boehm, Esq.

Stephani M. Hildebrandt, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW

Washington, DC 20001

(202) 383-0100

☒	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate boxes below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This filing relates solely to preliminary communications made before the commencement of a tender offer (the “Offer”) by Monroe Capital Income Plus Corporation (the “Company”). Attached hereto as Exhibit 99.1 is an excerpt of correspondence distributed by the Company to certain financial advisers. The Offer referenced in this communication has not yet commenced. This filing and the attached exhibit are for informational purposes only and are neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that the Company will file with the U.S. Securities and Exchange Commission (the “SEC”).

In connection with the Offer, the Fund plans to file a tender offer statement on Schedule TO, together with other related tender offer documents, including a letter of transmittal. These documents will contain important information about the Company and the Offer. Shareholders should read these documents carefully and in their entirety when they become available before making any decision regarding the Offer. These documents will be made available to the Company’s shareholders and will also be available for free at the SEC’s website at www.sec.gov.

Items 1-11.

Not Applicable.

Item 12. Exhibits.

Exhibit No.	Description
99.1	Excerpted Correspondence to Certain Financial Advisers on June 16, 2025

Item 13.

Not Applicable.